SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM T-l

STATEMENT OF ELIGIBILITY UNDER

THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

___________________________________________________________________

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

IRS Employer Identification No

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Maryellen Hunter

U.S. Bank National Association

One Federal Street

Boston, MA 02110

(617) 603-6401

(Name, address and telephone number of agent for service)

HomeBanc Mortgage Trust 2005-5

(Issuer with respect to the Securities)

Delaware	Applied For
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

C/O Wilmington Trust Company	19890-0001
1100 North Market St
Rodney Square North
Wilmington, DE
(Address of Principal Executive Offices)	(Zip Code)

HomeBanc Mortgage Trust 2005-5 Mortgage Backed Notes
(Title of the Indenture Securities)

FORM T-l

Item 1.

GENERAL INFORMATION.  Furnish the following information as to the Trustee

a)

Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, DC.

b)

Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.

AFFILIATIONS WITH OBLIGOR.  If the obligor is an affiliate of the Trustee, describe each such affiliation. None

Items 3-15

Items 3-1.5 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.

LIST OF EXHIBITS:  List below all exhibits filed as a part of this statement of eligibility and qualification.

1.

A copy of the Articles of Association of the Trustee.*

2.

A copy of the certificate of authority of the Trustee to commence business.*

3.

A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.

A copy of the existing bylaws of the Trustee.*

5.

A copy of each Indenture referred to in Item 4.  Not applicable

6.

The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of' 1939, attached as Exhibit 6.

7.

Report of Condition of the Trustee as of March 31, 2004, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*   Incorporated by reference to Registration Number 333-67188.

NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors.  While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S.. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 9th of November, 2005

U.S. BANK NATIONAL ASSOCIATION

By:  /s/ Maryellen Hunter

Maryellen Hunter
Assistant Vice President

By:   /s/ Karen R. Beard

Karen R. Beard
Vice President

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned,
U S. BANK NATIONAL ASSOCIATION hereby consents that repoits of examination of the undersigned by F ederal, State, Territorial or District authoiities may be furnished by such authoiities to the Secuiities and Exchange Commission upon its request therefor

Dated: November 9, 2005

U.S. BANK NATIONAL ASSOCIATION

By:  /s/ Maryellen Hunter

Maryellen Hunter
Assistant Vice President

By:   /s/ Karen R. Beard

Karen R. Beard
Vice President

Exhibit 7

U.S. Bank National Association
Statement of Financial Condition
As of 3/31/2005

($000's)

3/31/2005
Assets
Cash and Due From Depository Institutions	$8,894,661
Federal Reserve Stock	0
Securities	42,846,194
Federal Funds	2,861,316
Loans & Lease Financing Receivables	122,284,459
Fixed Assets	1,780,370
Intangible Assets	10,263,150
Other Assets	8,917,028
Total Assets	$197,847,178

Liabilities
Deposits	$126,268,324
Fed Funds	10,290,860
Treasury Demand Notes	0
Trading Liabilities	144,277
Other Borrowed Money	27,701,315
Acceptances	91,307
Subordinated Notes and Debentures	6,814,193
Other Liabilities	6,028,535
Total Liabilities	$177,338,811

Equity
Minority Interest in Subsidiaries	$1,022,821
Common and Preferred Stock	18,200
Surplus	11,792,288
Undivided Profits	7,675,058
Total Equity Capital	$20,508,367

Total Liabilities and Equity Capital	$197,847,178

___________________________________________________________________

To the best of the undersigned's determination, as of the date hereof, the above financial information is true and correct

U.S. Bank National Association

By:  /s/ Maryellen Hunter

Maryellen Hunter
Assistant Vice President

Date: November 9, 2005